Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase dated July 16, 2014 and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

The Hillshire Brands Company

at

$63.00 Net per Share

Pursuant to the Offer to Purchase Dated July 16, 2014

by

HMB Holdings, Inc.

a wholly owned subsidiary of

Tyson Foods, Inc.

HMB Holdings, Inc., a Maryland corporation (“Purchaser”) and a wholly owned subsidiary of Tyson Foods, Inc., a Delaware corporation (“Tyson”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share, of The Hillshire Brands Company (the “Shares”), a Maryland corporation (“Hillshire Brands”), at a purchase price of $63.00 per Share, in cash, without interest (the “Offer Price”), subject to any withholding of taxes required by applicable law and upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 16, 2014 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). Tendering stockholders whose Shares are registered in their names and who tender directly to Purchaser will not be charged brokerage fees or similar expenses on the sale of Shares for cash pursuant to the Offer. Tendering stockholders whose Shares are registered in the name of their broker, bank or other nominee should consult such nominee to determine if any fees may apply. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 1, 2014 (the “Merger Agreement”), among Hillshire Brands, Tyson and Purchaser. Following the consummation of the Offer, and under the terms of the Merger Agreement as described in the Offer to Purchase, Purchaser intends to effect the Merger (defined below) as described below.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF TUESDAY, AUGUST 12, 2014, UNLESS THE OFFER IS EXTENDED.

The Merger Agreement provides, among other things, that as soon as possible following the consummation of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser will merge with and into Hillshire Brands (the “Merger”), with Hillshire Brands continuing as the surviving corporation and a wholly owned subsidiary of Tyson. At the effective time of the Merger, each outstanding Share (other than any Shares held by Hillshire Brands, Tyson or any subsidiary of Hillshire Brands or Tyson (including Purchaser)) will be converted into the right to receive the Offer Price, subject to any withholding of taxes required by applicable law. No appraisal rights are available to holders of Shares in connection with the Offer, and we do not expect appraisal rights to be available to holders of Shares in connection with the Merger. The Merger Agreement is more fully described in Section 13 of the Offer to Purchase.

If the Offer is consummated, Purchaser does not anticipate seeking the approval of Hillshire Brands’ remaining public stockholders before effecting the Merger. The Board of Directors of Hillshire Brands (the “Hillshire Brands Board”) has unanimously (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Hillshire Brands and Hillshire Brands’ stockholders, (ii) approved the Merger Agreement and consummation of the transactions contemplated thereby and (iii) subject to the terms of the Merger Agreement, resolved to recommend that Hillshire Brands’ stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required by applicable law, vote in favor of the approval of the Merger. The Hillshire Brands Board recommends that Hillshire Brands’ stockholders accept the Offer and tender their Shares pursuant to the Offer. Hillshire Brands has been advised that all of its directors and executive officers intend to tender all of their Shares pursuant to the Offer.

Under the Maryland General Corporation Law (the “MGCL”), if Purchaser acquires, pursuant to the Offer, the Top-Up Option (as defined in the Merger Agreement and described in the Offer to Purchase) or otherwise, at least 90% of the outstanding Shares, or, if the Merger has not occurred prior to October 1, 2014, two-thirds of the outstanding Shares, subject to the terms and conditions of the Merger Agreement, Purchaser would effect the Merger under the short-form merger provisions of the MGCL without a vote of Hillshire Brands’ stockholders. As a result of the Top-Up Option, under which Purchaser would be required to purchase a certain number of Shares so as to acquire at least 90% of the outstanding Shares pursuant to the deemed exercise of the Top-Up Option, if the Offer is consummated, we expect to effect the Merger under the short-form merger provisions of the MGCL without a vote of Hillshire Brands’ stockholders.

On the date of the Offer to Purchase, Hillshire Brands will file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the Securities and Exchange Commission (the “SEC”) in connection with the Offer, and the Schedule 14D-9 will be mailed to Hillshire Brands stockholders with the Offer to Purchase. The Schedule 14D-9 includes a more complete description of the Hillshire Brands Board’s reasons for approving the Merger Agreement and the consummation of the transactions contemplated thereby and therefore stockholders are encouraged to review the Schedule 14D-9 carefully.

The Offer is conditioned upon, among other things, (i) there being validly tendered, and not validly withdrawn, prior to the expiration of the Offer, a number of Shares (excluding shares tendered pursuant to notices of guaranteed delivery for which Shares have not been delivered) that, together with the Shares then beneficially owned by Tyson and/or Purchaser, represents at least two-thirds of the total number of Shares outstanding as of the expiration of the Offer (the “Minimum Condition”) and (ii) expiration or termination of the waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder. The Offer is not conditioned upon Tyson or Purchaser obtaining financing.

To the extent permitted by law, Purchaser also reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer, provided that Hillshire Brands’ consent is required for us to (i) reduce the number of Shares sought in the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) change, modify or waive the Minimum Condition, (iv) add conditions to the Offer in addition to those set forth set forth in the Merger Agreement or amend or modify the conditions to the Offer set forth in the Merger Agreement in any manner that is adverse to the holders of Shares or that makes the conditions to the Offer more difficult to satisfy, (v) extend the Expiration Time (as defined below), except as provided by the Merger Agreement) or (vi) otherwise amend, modify or supplement any of the other terms of the Offer in any manner adverse to the holders of Shares.

Upon the terms and subject to the conditions set forth in the Offer, Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn prior to 12:00 midnight, New York City time, at the end of Tuesday, August 12, 2014 (or, in the event the Offer is extended, the latest time and date at which the Offer, as so extended, will expire) (the “Expiration Time”).

If any condition to the Offer is not satisfied or waived on any scheduled Expiration Time, Purchaser will extend the Expiration Time for an additional period or periods of up to five business days per extension until all of the conditions are satisfied or waived. However, if on any scheduled Expiration Date the only condition to the Offer that has not been satisfied or waived is the Minimum Condition, then Purchaser will extend the Expiration Time for an additional period of up to a total of ten additional business days, and will only further extend the Expiration Time if requested to do so by Hillshire Brands. In addition, the Offer can be extended in certain other circumstances contemplated by the Merger Agreement and Purchaser will extend the Expiration Time for any period required by any applicable rule, regulation, interpretation or position of the SEC or its staff or by the rules of any securities exchange applicable to the Offer, including the New York Stock Exchange. Purchaser will not, however, extend the Expiration Time beyond December 1, 2014, except that if on such date all conditions have been satisfied or waived other than the condition that the waiting period (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have expired or terminated (and certain other conditions that by their nature are to be satisfied at the expiration of the Offer), Purchaser will not extend the offer beyond April 1, 2015. Under the terms of the Merger Agreement, Purchaser may not terminate the Offer other than in connection with the termination of the Merger Agreement. During any extension of the Offer, all Shares previously tendered and not validly withdrawn will remain subject to the Offer and subject to the right of the holder of such Shares to withdraw such Shares.

In accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Merger Agreement, Purchaser may provide, at its option or at the request of Hillshire Brands, subject to the terms of the Merger Agreement, a subsequent offering period following the Expiration Time (a “Subsequent Offering Period”). If provided, a Subsequent Offering Period will be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender any Shares not previously tendered in the Offer. If a Subsequent Offering Period is made available, then (i) it will remain open for such period or periods as Purchaser will specify of at least three business days, (ii) Shares may be tendered in the same manner as was applicable to the Offer except that any Shares tendered may not be withdrawn, (iii) Purchaser will immediately accept and promptly pay for Shares as they are tendered and (iv) the price per Share will be the same as the Offer Price. Purchaser may extend any initial Subsequent Offering Period by any period or periods. Pursuant to Rule 14d-7(a)(2) under the Exchange Act, withdrawal rights do not apply to Shares tendered during a Subsequent Offering Period. A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already would have been completed. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. However, following the satisfaction or waiver of all the conditions to the Offer and the acceptance for payment of all the Shares tendered in the Offer (including any extensions thereof), as well as any Shares Purchaser would be required to purchase pursuant to the deemed exercise of the Top-Up Option, we expect to have obtained a sufficient percentage of the Shares to be able to effect the Merger under the short-form merger provisions of the MGCL without a vote of Hillshire Brands’ stockholders. Therefore, it is not likely that we would elect to make available a Subsequent Offering Period.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, but no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

In order to take advantage of the Offer, you must either (i) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a manually signed facsimile copy) and any other required documents to Computershare Trust Company, N.A. (the “Depositary”), and either deliver the certificates for your Shares along with the Letter of Transmittal to the Depositary or tender your Shares pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares. If you desire to tender your Shares, and certificates evidencing your Shares are not immediately available or you cannot deliver such certificates and all other required documents to the Depositary or you cannot comply with the procedures for book-entry transfer described in Section 3 of the Offer to Purchase, in each case prior to the Expiration Time, you may tender your Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment Shares tendered when and if Purchaser gives oral or written notice of Purchaser’s acceptance to the Depositary. Purchaser will pay for Shares accepted for payment pursuant to the Offer by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments and transmitting such payments to tendering stockholders. Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

Except as otherwise provided in the Offer to Purchase, tenders of Shares made in the Offer are irrevocable. You may withdraw some or all of the Shares that you tender in the Offer at any time prior to the Expiration Time and, if such Shares have not yet been accepted for payment as provided in the Offer to Purchase, any time after September 13, 2014, which is 60 days from the date of the commencement of the Offer. For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the applicable Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and, if different from that of the person who tendered such Shares, the name of the registered holder of the Shares. If the Shares to be withdrawn have been delivered to the Depositary (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)), a signed notice of withdrawal with signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by again following the tender procedures described in the Offer to Purchase.

Purchaser will determine, in its sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and its determination will be final and binding.

The sale of Shares for cash pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. For a more detailed description of certain U.S. federal income tax consequences of the Offer and Merger, consult Section 5 of the Offer to Purchase. All stockholders should consult with their own tax advisors as to the particular tax consequences of tendering their Shares pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Hillshire Brands has provided to Purchaser its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on Hillshire Brands’ stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent at its address and telephone numbers set forth below and will be furnished promptly at Purchaser’s expense. Neither Tyson nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Information Agent and the Depositary, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free: (800) 322-2885

Email: tenderoffer@mackenziepartners.com

July 16, 2014